FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 6 May 2026

HSBC HOLDINGS PLC

BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc ('HSBC', 'Company' or 'Group') today announces that details of changes to the composition of the Board and Committees following receipt of regulatory approval.

●        Richard Henry Meddings (68) has been appointed as an independent non-executive Director of HSBC Holdings plc. He will also become a member of the Group Audit Committee, Group Risk Committee and Nomination & Corporate Governance Committee upon appointment.

   Mr Meddings will succeed Brendan Nelson as Chair of the Group Audit Committee following the publication of the HSBC Interim Results on 4 August 2026, after a full handover of responsibilities to commence following his appointment to the Board.

●         Eileen Murray has been appointed as Senior independent non-executive Director of HSBC Holdings plc, and independent non-executive Chair of HSBC Bank plc. Ms Murray will also step down as a member of the Group Risk Committee.

●         Further to our announcement on 2 March 2026, Dame Carolyn Fairbairn assumed the role of independent non-executive Chair of HSBC UK Bank plc ('HSBC UK') on 30 April 2026.

●         As announced on 23 December 2025, Ann Godbehere will retire as an independent non-executive Director of the Company following the conclusion of the 2026 Annual General Meeting ('AGM'). She will also step down from the HSBC Bank plc board, where she currently serves as independent non-executive Chair, at the same time.

●         Brendan Nelson will step down from his roles on the Group Technology and Operations Committee following the 2026 AGM, and will step down from the Group Audit and Group Risk Committees following the Interim Results. Mr Nelson stood down from the HSBC UK board on 29 April 2026.

Unless otherwise stated, all the above changes take effect from the conclusion of the Company's 2026 AGM.

Group Chairman, Brendan Nelson said:

"I am delighted that Richard will join the Board to succeed me as Chair of the Group Audit Committee following the publication of our Interim Results. He is an experienced financial leader, with excellent knowledge of global banking and the international regulatory environment in which the Group operates. We will work closely together over the next few months to ensure a thorough handover of the GAC Chair responsibilities.

Eileen's experience in banking, technology and governance make her exceptionally well placed to lead the board of HSBC Bank plc. I look forward to benefiting from Eileen's continued support and advice in her new role as Senior independent non-executive Director.

I'd like to express my gratitude to Ann for her contributions to the Board and HSBC over the past three years."

For and on behalf of HSBC Holdings plc
Angela McEntee
Group Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England and Wales with limited liability. Registration number 617987.

Media enquiries to:
Neil Fleming          +44 (0) 7384 792051          neil1.fleming@hsbc.com

Supplementary Information:
There are no matters relating to the retirement of Ann Frances Godbehere that need to be brought to the attention of the shareholders of the Company.

For the purposes of section 430(2B) of the Companies Act 2006, Ann Frances Godbehere will receive her pro rata entitlement to fees in respect of her various HSBC roles for the month of May 2026 and is not entitled to any payments for loss of office.

Committee Composition (taking effect from the conclusion of the Company's AGM on Friday, 8 May 2026)

Group Audit Committee: Brendan Robert Nelson (Chair), Richard Henry Meddings, Geraldine Joyce Buckingham, Rachel Duan and James Anthony Forese.
Group Risk Committee: James Anthony Forese (Chair), Wei Sun Christianson, Dame Carolyn Julie Fairbairn, Steven Craig Guggenheimer, Richard Henry Meddings, Brendan Robert Nelson and Swee Lian Teo.
Group Remuneration Committee: Dame Carolyn Julie Fairbairn (Chair), Rachel Duan, Dr José Antonio Meade Kuribreña, Eileen K Murray and Kalpana Jaisingh Morparia.
Group Technology and Operations Committee: Eileen K Murray (Chair), Steven Craig Guggenheimer, Kalpana Jaisingh Morparia and Swee Lian Teo.
Nomination & Corporate Governance Committee: Brendan Robert Nelson (Chair), Geraldine Joyce Buckingham, Wei Sun Christianson, Rachel Duan, Dame Carolyn Julie Fairbairn, James Anthony Forese, Steven Craig Guggenheimer, Dr José Antonio Meade Kuribreña, Richard Henry Meddings, Kalpana Jaisingh Morparia, Eileen K Murray and Swee Lian Teo.

Richard Henry Meddings - Background and Experience
Mr Meddings served as Group Finance Director at Standard Chartered plc, where he had responsibility for Finance, Risk, Tax, Treasury, Strategy, Corporate Development and Investor Relations. Before joining Standard Chartered, he held the roles of Group Financial Controller and COO, Wealth Management at Barclays plc, following its acquisition of Woolwich plc (where he served as Group Finance Director). Mr Meddings began his career at Price Waterhouse in 1980.

Mr Meddings is an experienced non-executive director and committee chair, and currently chairs the boards of Breast Cancer Now and Birmingham Health Partners. He previously served on the boards and as committee chair at:

●         3i Group plc (Chair of Audit & Risk Committee),

●         Legal & General Group plc (Chair of Risk Committee),

●         Deutsche Bank AG (Chair of Audit Committee),

●         Jardine Lloyd Thompson Group plc (Chair of the Remuneration Committee), and

●         Credit Suisse AG (Chair of the Audit Committee, and interim chair of the Risk Committee).

Mr Meddings also chaired NHS England between 2022 and 2025, and served on the board of HM Treasury between 2014 and 2021, where he chaired the Audit and Risk Committee.

Other than disclosed above, Mr Meddings has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years. He does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company.

Mr Meddings appointment as a Director of the Company is subject to election by shareholders at the 2027 AGM and annual re-election thereafter. His initial three-year term will run from his initial election, if successful, until the 2030 AGM.

As an Independent non-executive Director, Mr Meddings will not have a service contract with the Company and will be paid total fees of £271,150 per annum pursuant to the Directors' remuneration policy, approved by shareholders at the Company's 2025 AGM. The total per annum fees consists of: £136,500 for his role as Independent non-executive Director, £50,000 for his role as a member of the Group Audit Committee, £50,000 for his role as a member of the Group Risk Committee and £34,650 for his role as a member of the Nomination & Corporate Governance Committee.

Mr Meddings does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Education and Professional Qualifications:

●         Honorary Fellow, Exeter College Oxford (2023)

●         Commander of the Order of the British Empire (2021)

●         Institute of Chartered Accountants of England and Wales (1983)

Mr Meddings has confirmed:

●         his respective independence as regards each of the factors referred to in Rule 3.13(1) to (8) of the Hong Kong Listing Rules;

●         he does not have any past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person of the Company;

●         he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance; and

●         that there are no other factors that may affect his independence at the time of his appointment.

There are no matters that need to be disclosed pursuant to Listing Rule 6.4.8(1) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

HSBC Group

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations.

Board of Directors

The HSBC Group Board of Directors as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman
† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 06 May 2026